# SEC Schedule 13G/A (Amendment No. 32) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CHEMUNG FINANCIAL CORP, CIK 0000763563
CUSIP: 164024101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: ONE CHEMUNG CANAL PLZ, P O BOX 1522, ELMIRA, New York (NY), 14902
Date of event which requires filing of this statement: 06/30/2026
Filed by CIK 0000790354

## Reporting persons
- CHEMUNG CANAL TRUST CO: type of reporting person: bank (BK); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 305,090; sole dispositive power 0; shared dispositive power 253,565; aggregate amount beneficially owned 305,090 (6.3% of the class)

## Item 1. Issuer
Name of issuer: CHEMUNG FINANCIAL CORP
Address of issuer's principal executive offices: ONE CHEMUNG CANAL PLZ, P O BOX 1522, ELMIRA, NEW YORK, 14902.

## Item 2. Person Filing
Name of person filing: Chemung Canal Trust Company
Address of principal business office or, if none, residence:
One Chemung Canal Plaza
Elmira, NY 14901
Citizenship: State of New York, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK)

## Item 4. Ownership
Amount beneficially owned: 305090
Percent of class: 6.33% based on 4,820,278 shares outstanding as of June 30, 2026, as reported by the issuer.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 305090
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 253565

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The reporting person is a trust company that holds shares of the issuer's common stock in a variety of trust, estate, investment management ,and custodial accounts. Co-executors and co-trustees of relevant estates and trusts and account beneficiaries had varying rights to receive and/or power to direct the receipt of dividends from or the proceeds of sale of shares.

Of the shares reported as beneficially owned by the reporting person, 97,829 shares (2.03% of the total outstanding) were held in trust under a tax-qualified retirement plan sponsored by the reporting person for the benefit of its employees.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

## Signatures
- CHEMUNG CANAL TRUST CO: JEFFREY P KENEFICK, REGIONAL PRESIDENT (07/13/2026)